Histogenics Corporation

c/o Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, MA 02210

June 27, 2019

Via Email and EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Timothy Buchmiller
Heather Percival

Re:	Histogenics Corporation
Registration Statement on Form S-3
Filed on August 17, 2018
File No. 333-226916

Ladies and Gentlemen:

Histogenics Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal effective as of the date hereof pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).

This request is being made because the Registrant has elected not to pursue the registration of the securities included in the Registration Statement at this time. The Registration Statement has not been declared effective and the Registrant confirms that no securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Registrant respectfully requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Albert W. Vanderlaan of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, at (617) 648-9298.

Very truly yours,

Histogenics Corporation

/s/ Adam Gridley
Adam Gridley
President

cc:	Jonathan Lieber, Histogenics Corporation
Marc Dupré, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Albert Vanderlaan, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP